Schiff Hardin LLP 901 K Street NW Suite 700 Washington, DC 20001
T 202.778.6400 F 202.778.6460
schiffhardin.com

Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

March 3, 2021

VIA SEC EDGAR

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cara Wirth, Esq.

Re:	Elite Education Group International Ltd
Amendment No. 3 to Registration Statement on Form F-1 Filed February 24, 2021 File No. 333-251342

Dear Ms. Wirth:

On behalf of Elite Education Group International Ltd. (the “Company”), we have set forth below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated March 2, 2021 with respect to the registration statement on Form F-1, as amended and filed on February 24, 2021 (the “Original Filing”). For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

Amendment No. 3 to Registration Statement on Form F-1

Exhibit 8.2

1.	Please revise Section 3 of the opinion to state that the statements under the heading "British Virgin Islands Taxation" constitute the opinion of counsel, rather than a fair and accurate summary. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. In addition, please delete the reference to page 72, as the relevant statements do not appear on such page and the page numbering of the printed prospectus could change going forward. Finally, please revise Section 1 to clarify that you reviewed all documents necessary for the purpose of rendering the opinion rather than only the documents identified, and delete Section 2(f) accordingly.

Response:         A copy of Exhibit 8.2 by the Company’s BVI legal counsel has been revised to address the comment above and refiled by the Company in Amendment No. 4 to the Original Filing.

**************

Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc:     Zhenyu Wu, CFO